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                                                              EXHIBIT (A)(23)



Laidlaw Environmental Offer Expires Today

Friday, February 13, 1998 05:16 PM



COLUMBIA, S.C., Feb. 13 /PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE: LLE) today reiterated that its current offer to purchase all the outstanding shares of Safety-Kleen Corp. (NYSE: SK) is set to expire today at 12:00 Midnight, New York City time. Under the offer, each shareholder of Safety-Kleen would receive $18.00 in cash and 2.8 LLE common shares.

Commenting on the status of the offer, Kenneth W. Winger, Laidlaw
Environmental's president and chief executive officer, said:

"We continue to receive positive support for our offer to Safety-Kleen shareholders, which we firmly believe to be superior in value to the Philip buyout group merger proposal. We were also pleased by reports that both William Blair, Safety-Kleen's own investment banker, and Institutional Shareholder Services believe the value of our offer to be superior to the Philip merger proposal. Now is the time for Safety-Kleen shareholders to realize value for their shares and we urge them to tender their shares to the Laidlaw Environmental offer."

Commenting on the certainty of the Philip Services Corp. merger proposal, Mr. Winger stated:

"The Philip merger agreement was signed on November 20, 1997, and a Safety-Kleen Shareholders' meeting scheduled for the purpose of voting on the merger agreement was scheduled for February 11, 1998. The shareholders meeting has since been postponed to February 25, 1998. In a February 7, 1998 letter to the Safety-Kleen Board of Directors, Philip stated that it has engaged in "extensive discussions with (its) lead bankers," but that bank approvals had not yet been obtained and formal agreements have not yet been prepared. Despite its assurances that financing will be available when required, Philip's funding commitment remains unverified at this late date."

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.

SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210